Exhibit 12

THE HERTZ CORPORATION AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES (UNAUDITED)
(In Thousands of Dollars Except Ratios)

	Years Ended December 31,
	2003	2002	2001	2000	1999
Income before income taxes	$237,492	$216,394	$2,723	$580,864	$560,393
Interest expense	372,924	376,710	413,711	428,387	353,516
Portion of rent estimated to represent the interest factor	118,813	115,879	116,393	104,886	90,463

Earnings before income taxes and fixed charges	$729,229	$708,983	$532,827	$1,114,137	$1,004,372

Interest expense (including capitalized interest)	$373,522	$377,852	$415,198	$431,308	$355,309
Portion of rent estimated to represent the interest factor	118,813	115,879	116,393	104,886	90,463

Fixed charges	$492,335	$493,731	$531,591	$536,194	$445,772

Ratio of earnings to fixed charges	1.5	1.4	1.0	2.1	2.3